Honda Motor Co., Ltd.

No. 1-1, 2-chome, Minami-Aoyama,

Minato-ku, Tokyo 107-8556

Japan

September 22, 2021

Ms. Jennifer Angelini

Office of Manufacturing

Corporation Finance Division

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U. S. A.

Re:	Honda Motor Co., Ltd.

Form 20-F for the fiscal year ended March 31, 2021

Filed June 23, 2021

File No. 001-07628

Dear Ms. Angelini:

We have received the staff’s comment letter of September 21, 2021, relating to our annual report on Form 20-F for our fiscal year ended March 31, 2021.

We are currently in process of collecting information which is relevant for preparation of our responses to your comments. Taking into account the estimated time required to complete information collection and analysis, we expect to be able to submit a response letter to the staff’s comments by October 27, 2021, and respectfully request that you permit us to submit our responses by this date.

Your kind understanding would be highly appreciated.

Very truly yours,

/s/ Masao Kawaguchi
Masao Kawaguchi
General Manager
Honda Motor Co., Ltd.

cc:	Mr. Sergio Chinos

(Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission)

Mr. Keiji Hatano

Mr. Nirav N. Mehta

(Sullivan & Cromwell LLP)